Exhibit 99.1

Healthpeak Properties Reports Second Quarter 2024 Results and Declares Quarterly Cash Dividend on Common Stock

DENVER, July 25, 2024 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the second quarter ended June 30, 2024.

SECOND QUARTER 2024 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.21 per share, Nareit FFO of $0.44 per share, FFO as Adjusted of $0.45 per share, AFFO of $0.39 per share, and Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 4.5%

– Increased full year 2024 diluted earnings guidance to a range of $0.27 – $0.31 per share; increased the midpoint of each 2024 FFO as Adjusted and AFFO guidance by +$0.01 per share, and increased Total Merger-Combined Same-Store Cash (Adjusted) NOI growth guidance by 25 basis points at the midpoint

– Closed on $853 million of outpatient medical sales at a blended 6.8% trailing cash capitalization rate during the second quarter and through July 25, 2024

  ▪ $1.2 billion of year-to-date dispositions at a blended trailing cash capitalization rate of approximately 6.5%

– Repurchased 4.6 million shares at a weighted average share price of $19.09 for an aggregate total of $88 million during the second quarter and through July 25, 2024

  ▪ Year-to-date, Healthpeak has repurchased 10.5 million shares at a weighted average share price of $17.98 for $188 million

– Second quarter new and renewal lease executions totaled 1.7 million square feet:

  ▪ Outpatient Medical new and renewal lease executions totaled 905,000 square feet with a positive 4.7% rent mark-to-market on renewals

  ▪ Lab new and renewal lease executions totaled 797,000 square feet with a positive 6.0% rent mark-to-market on renewals

    • Executed an additional 180,000 square feet lab leases in July 2024

    • Lab leasing pipeline includes 620,000 square feet of signed letters of intent ("LOI") including LOIs at marquee campuses including Gateway at Directors Science Park, Vantage, and Portside

– In July 2024, executed an early renewal with CommonSpirit Health ("CommonSpirit"), increasing the weighted average lease maturity from July 2027 to December 2035 with a positive rent mark-to-market and 3% annual escalators

– Added two outpatient medical developments with total expected costs of $53 million with 84% pre-leasing, and mid-7% stabilized yields

– Net Debt to Adjusted EBITDAre was 5.2x for the quarter ended June 30, 2024

– On July 24, 2024, Healthpeak's Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on August 16, 2024, to stockholders of record as of the close of business on August 5, 2024

– Published 13th annual Corporate Impact Report detailing Healthpeak's comprehensive approach to corporate responsibility and sustainability

SECOND QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended June 30, 2024		Three Months Ended June 30, 2023	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 145,904	$ 0.21	$ 51,750	$ 0.09
Nareit FFO, diluted	318,610	0.44	247,754	0.45
FFO as Adjusted, diluted	320,220	0.45	251,540	0.45
AFFO, diluted	276,947	0.39	223,197	0.40

YEAR TO DATE COMPARISON

(in thousands, except per share amounts)	Six Months Ended June 30, 2024		Six Months Ended June 30, 2023	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 152,345	$ 0.23	$ 169,449	$ 0.31
Nareit FFO, diluted	479,906	0.72	478,200	0.86
FFO as Adjusted, diluted	597,879	0.90	483,421	0.87
AFFO, diluted	524,599	0.79	433,195	0.78

Nareit FFO, FFO as Adjusted, AFFO, Total Merger-Combined Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "June 30, 2024 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

MERGER-COMBINED SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date Merger-Combined SS Cash (Adjusted) NOI growth.

Year-Over-Year Total Merger-Combined SS Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Outpatient Medical	3.1%	56.1%	2.7%	56.2%
Lab	3.0%	34.4%	2.9%	34.3%
CCRC	20.5%	9.5%	23.4%	9.5%
Total Merger-Combined SS Cash (Adjusted) NOI	**4.5%**	**100.0%**	**4.4%**	**100.0%**

PHYSICIANS REALTY TRUST MERGER INTEGRATION

In July, Healthpeak internalized outpatient property management in two additional markets. To date, the company has completed internalization of property management in 12 markets covering more than 17 million square feet, with two additional markets expected to be internalized by year-end 2024.

Healthpeak anticipates achieving at least $45 million of merger-related synergies during 2024.

DISPOSITION UPDATE

During the second quarter and through July 25, 2024, Healthpeak closed on $853 million of outpatient medical sales at blended trailing cash capitalization rate of 6.8%. Healthpeak is also under contract to sell two additional outpatient medical buildings for $23 million.

Closed and pending dispositions total 3.3 million square feet across 72 assets with geographical concentration in Ohio (23% of total square footage), Nebraska (16%), North Dakota (12%), and upstate New York (11%). Pro forma for the sales, CommonSpirit leases approximately 2 million square feet from Healthpeak and represents 3% of annualized base rent ("ABR"), down from 2.9 million square feet and 4% of ABR prior to the dispositions.

Disposition Portfolios and Remaining Healthpeak Outpatient Medical Portfolio Summary

	Outpatient Medical Portfolios[1]	
	Dispositions	Remaining Healthpeak
Number of properties	72	507
Total square feet	3.3 million	36 million
Average building size (square feet)	45,000	72,000
Average building age[2]	28 years	23 years
Percent on-campus or affiliated	88%	96%
Percent leased to health systems	57%	68%
Population density[3]	2,300	3,600
Population growth[3]	2.4%	3.3%

(1) Dispositions include two properties placed under contract in July, with the sale expected to close during the second half of 2024. Remaining Healthpeak excludes unconsolidated joint ventures.
(2) Age as of 6/30/2024 and weighted by total square footage.
(3) Current 5-mile population density is shown as people per square mile. 5-mile population growth from 2023 to 2028, weighted by leasable area. Demographic data from Placer.ai.

In conjunction with one of the portfolio sales, Healthpeak expects to provide that buyer with a total of $418 million of secured seller financing, representing a 60% loan to value on the acquired portfolio. The secured seller financing carries a two-year initial term and two, 12-month extension options. The interest rate on the secured seller financing is fixed at 6.0% for the initial term and increases to 6.5% during the optional extension periods. As of July 25, 2024, Healthpeak has funded approximately $405 million and expects to fund the balance of the secured seller financing following the sale of two currently under contract properties.

Year-to-date, Healthpeak has closed on approximately $1.2 billion of asset sales at a blended trailing cash capitalization rate of approximately 6.5%.

COMMONSPIRIT EARLY LEASE RENEWAL

In July, we executed an early lease renewal for a minimum of 90% of CommonSpirit's approximately 2 million rentable square foot portfolio with Healthpeak.

The renewal provides for an average of 8+ years of additional term following the original expiration dates of the current leases, which are primarily in 2026, 2027, and 2028 ("Original Expiration"), extending CommonSpirit's pro forma weighted average lease term from July 2027 to December 2035. Following the Original Expiration, CommonSpirit's base rent will increase and annual contractual lease escalators will increase from 2.5% to 3.0%. Beginning on the Original Expiration, CommonSpirit has the right to renew some or all of the remaining 10% of its rentable square feet on similar terms including an increase in base rent and 3.0% annual contractual lease escalators.

SHARE REPURCHASE ACTIVITY

Healthpeak repurchased 4.6 million shares at a weighted average share price of $19.09 for an aggregate total of $88 million from the beginning of the second quarter through and including July 25, 2024.

Year-to-date 2024, Healthpeak has repurchased 10.5 million shares at a weighted average share price of $17.98 for $188 million.

In July 2024, the Board replaced Healthpeak's existing share repurchase authorization with a new $500 million share repurchase authorization effective through July 2026. The shares may be repurchased through various methods, including in the open market at Healthpeak's discretion and subject to market conditions, regulatory requirements, and other customary conditions.

DEVELOPMENT UPDATES

NEW OUTPATIENT MEDICAL DEVELOPMENTS

During the second quarter, Healthpeak added two outpatient developments to its program with HCA. Total development costs are $53 million with stabilized cash yields in the mid-7% range.

- **Brandon Medical Center:** $27 million, 72,000 square foot Class A outpatient medical building located on HCA's Brandon Regional Hospital campus, a 479-bed acute care hospital in Tampa, Florida. HCA affiliates have pre-leased 70% of the development for graduate medical education and clinical outpatient services.

- **Pooler Medical Center:** $26 million, 63,000 square foot Class A build-to-suit outpatient medical building in Savannah, Georgia. Affiliates of HCA will lease 100% of the development for nurse education and clinical outpatient services.

  The Pooler development is Healthpeak's second HCA development in the Savannah market. The previously announced 70,000 square foot development on HCA's Memorial Health University Medical Center began construction in 2022 and is expected to deliver during the second half of 2024.

VANTAGE LAB CAMPUS

During the second quarter 2024, Healthpeak placed 23,000 square feet of fully-occupied space into service at Vantage in South San Francisco, California, bringing occupancy at the campus to 52%. The remaining 166,000 square feet at the campus is under construction with an expected initial occupancy in mid-2025.

BUFORD OUTPATIENT BUILDING

During the second quarter 2024, Healthpeak placed Northside Medical Buford into service. The $38 million, 97,000 square foot outpatient development is located in Buford, a northern suburb of Atlanta. The building is 100% leased and anchored by Northside Hospital, a leading health system in Atlanta. The building includes an orthopedic-anchored ambulatory surgery center, and other outpatient services including cardiology, medical oncology, imaging, primary care, and urgent care. Healthpeak owns the building in a 57% / 43% joint venture with Northside Hospital affiliated physicians. Healthpeak holds development rights to an additional outpatient building on an adjacent land parcel.

CORPORATE RESPONSIBILITY AND SUSTAINABILITY

Recent sustainability and corporate impact achievements include:

- Published 13th annual Corporate Impact Report, covering environmental, social, and governance initiatives and performance and community and stakeholder impact
- Reported 36% cumulative green building certification in 2023 throughout our portfolio, including 6.4 million square feet of LEED-certified space
- Named a constituent in the FTSE4Good Index for the 13th consecutive year
- Committed to the United Nations ("UN") Women's Empowerment Principles
- Aligned our human rights policy with the UN Guiding Principles on Business and Human Rights and the UN Universal Declaration of Human Rights

To learn more about Healthpeak's commitment to responsible business, please visit www.healthpeak.com/corporate-impact.

DIVIDEND

On July 24, 2024, Healthpeak's Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on August 16, 2024, to stockholders of record as of the close of business on August 5, 2024.

2024 GUIDANCE

We are updating the following guidance ranges for full year 2024:

- Diluted earnings per common share from $0.16 – $0.20 to $0.27 – $0.31
- Diluted Nareit FFO per share from $1.56 – $1.60 to $1.59 – $1.63
- Diluted FFO as Adjusted per share from $1.76 – $1.80 to $1.77 – $1.81
- Diluted AFFO per share from $1.53 – $1.57 to $1.54 – $1.58
- Total Merger-Combined Same-Store Cash (Adjusted) NOI growth from 2.50% – 4.00% to 2.75% – 4.25%

These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2024. For additional details and assumptions, please see page 13 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Friday, July 26, 2024, at 8:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:

- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/861116449. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (800) 715-9871.

An archive of the webcast will be available on Healthpeak's website through July 25, 2025, and a telephonic replay can be accessed through August 2, 2024, by dialing (800) 770-2030 and entering conference ID number 95156.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates and develops high-quality real estate focused on healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release, including statements regarding our anticipated synergies from our merger with Physicians Realty Trust; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2024 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, construction and labor costs, and unemployment; risks associated with our merger with Physicians Realty Trust (the "Merger"), including, but not limited to, our ability to integrate the operations of the Company and Physicians Realty Trust successfully and realize the anticipated synergies and other benefits of the Merger or do so within the anticipated time frame; changes within the industries in which we operate; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, including project abandonments, project delays, and lower profits than expected; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third-party management contracts, including the additional regulation and liabilities of our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our use of joint ventures that may limit our returns on and our flexibility with jointly owned investments; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; our ability to satisfy environmental, social and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease (Covid), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology systems and any material failure, inadequacy, interruption, or security failure of that technology; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, bank failures or other events affecting financial institutions and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus, Aid, Relief and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Andrew Johns, CFA

Senior Vice President – Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

	June 30, 2024	December 31, 2023
Assets		
Real estate:		
Buildings and improvements	$ 16,448,690	$ 13,329,464
Development costs and construction in progress	739,318	643,217
Land and improvements	3,005,974	2,647,633
Accumulated depreciation and amortization	(3,796,108)	(3,591,951)
Net real estate	16,397,874	13,028,363
Loans receivable, net of reserves of $9,143 and $2,830	275,478	218,450
Investments in and advances to unconsolidated joint ventures	927,204	782,853
Accounts receivable, net of allowance of $2,751 and $2,282	59,658	55,820
Cash and cash equivalents	106,886	117,635
Restricted cash	52,409	51,388
Intangible assets, net	1,076,087	314,156
Assets held for sale, net	—	117,986
Right-of-use asset, net	440,558	240,155
Other assets, net	843,554	772,044
Total assets	$ 20,179,708	$ 15,698,850
Liabilities and Equity		
Bank line of credit and commercial paper	$ 25,000	$ 720,000
Term loans	1,645,456	496,824
Senior unsecured notes	6,551,155	5,403,378
Mortgage debt	381,416	256,097
Intangible liabilities, net	227,370	127,380
Liabilities related to assets held for sale, net	—	729
Lease liability	313,469	206,743
Accounts payable, accrued liabilities, and other liabilities	709,219	657,196
Deferred revenue	907,852	905,633
Total liabilities	10,760,937	8,773,980
Commitments and contingencies		
Redeemable noncontrolling interests	1,433	48,828
Common stock, $1.00 par value: 1,500,000,000 and 750,000,000 shares authorized; 700,316,807 and 547,156,311 shares issued and outstanding	700,317	547,156
Additional paid-in capital	12,859,567	10,405,780
Cumulative dividends in excess of earnings	(4,844,683)	(4,621,861)
Accumulated other comprehensive income (loss)	42,297	19,371
Total stockholders' equity	8,757,498	6,350,446
Joint venture partners	324,681	310,998
Non-managing member unitholders	335,159	214,598
Total noncontrolling interests	659,840	525,596
Total equity	9,417,338	6,876,042
Total liabilities and equity	$ 20,179,708	$ 15,698,850

Healthpeak Properties, Inc.

Consolidated Statements of Operations

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2024	2023	2024	2023
Revenues:				
Rental and related revenues	$ 546,781	$ 409,967	$ 1,008,814	$ 802,398
Resident fees and services	140,891	130,184	279,667	257,268
Interest income and other	7,832	5,279	13,583	11,442
Total revenues	695,504	545,430	1,302,064	1,071,108
Costs and expenses:				
Interest expense	74,910	49,074	135,817	97,037
Depreciation and amortization	283,498	197,573	502,717	376,798
Operating	273,827	221,837	517,556	444,925
General and administrative	26,718	25,936	50,017	50,483
Transaction and merger-related costs	7,759	637	114,979	3,062
Impairments and loan loss reserves (recoveries), net	(553)	2,607	10,905	394
Total costs and expenses	666,159	497,664	1,331,991	972,699
Other income (expense):				
Gain (loss) on sales of real estate, net	122,044	4,885	125,299	86,463
Other income (expense), net	4,004	1,955	82,520	2,727
Total other income (expense), net	126,048	6,840	207,819	89,190
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	155,393	54,606	177,892	187,599
Income tax benefit (expense)	(2,728)	(1,136)	(16,426)	(1,438)
Equity income (loss) from unconsolidated joint ventures	51	2,729	2,427	4,545
Net income (loss)	152,716	56,199	163,893	190,706
Noncontrolling interests' share in earnings	(6,669)	(4,300)	(11,170)	(19,855)
Net income (loss) attributable to Healthpeak Properties, Inc.	146,047	51,899	152,723	170,851
Participating securities' share in earnings	(214)	(149)	(414)	(1,402)
Net income (loss) applicable to common shares	$ 145,833	$ 51,750	$ 152,309	$ 169,449
Earnings (loss) per common share:				
Basic	$ 0.21	$ 0.09	$ 0.23	$ 0.31
Diluted	$ 0.21	$ 0.09	$ 0.23	$ 0.31
Weighted average shares outstanding:				
Basic	702,382	547,026	651,642	546,936
Diluted	703,268	547,294	652,113	547,204

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2024	2023	2024	2023
Net income (loss) applicable to common shares	$ 145,833	$ 51,750	$ 152,309	$ 169,449
Real estate related depreciation and amortization	283,498	197,573	502,717	376,798
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	11,621	5,893	20,393	11,887
Noncontrolling interests' share of real estate related depreciation and amortization	(4,732)	(4,685)	(9,174)	(9,470)
Loss (gain) on sales of depreciable real estate, net	(122,044)	(4,885)	(125,299)	(86,463)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	—	11,546
Loss (gain) upon change of control, net[1]	(198)	(234)	(77,978)	(234)
Taxes associated with real estate dispositions[2]	49	—	11,657	—
Nareit FFO applicable to common shares	314,027	245,412	474,625	473,513
Distributions on dilutive convertible units and other	4,583	2,342	5,281	4,687
Diluted Nareit FFO applicable to common shares	$ 318,610	$ 247,754	$ 479,906	$ 478,200
Diluted Nareit FFO per common share	$ 0.44	$ 0.45	$ 0.72	$ 0.86
Weighted average shares outstanding - Diluted Nareit FFO	717,797	554,584	661,999	554,494
Impact of adjustments to Nareit FFO:				
Transaction and merger-related items[3]	$ 3,369	$ 581	$ 106,198	$ 2,944
Other impairments (recoveries) and other losses (gains), net[4]	(553)	2,432	11,300	1,159
Restructuring and severance-related charges	—	1,368	—	1,368
Casualty-related charges (recoveries), net[5]	(1,204)	(591)	(1,204)	(243)
Total adjustments	1,612	3,790	116,294	5,228
FFO as Adjusted applicable to common shares	315,639	249,202	590,919	478,741
Distributions on dilutive convertible units and other	4,581	2,338	6,960	4,680
Diluted FFO as Adjusted applicable to common shares	$ 320,220	$ 251,540	$ 597,879	$ 483,421
Diluted FFO as Adjusted per common share	$ 0.45	$ 0.45	$ 0.90	$ 0.87
Weighted average shares outstanding - Diluted FFO as Adjusted	717,797	554,584	664,325	554,494

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(1) The six months ended June 30, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The six months ended June 30, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California.

(3) The three and six months ended June 30, 2024 includes costs related to the Merger, which are primarily comprised of advisory, legal, accounting, tax, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the period. These costs were partially offset by termination fee income of $4 million and $9 million for the three and six months ended June 30, 2024, respectively, associated with Graphite Bio, Inc., which later merged with LENZ Therapeutics, Inc. in March 2024, for which the lease terms were modified to accelerate expiration of the lease to December 2024. Termination fee income is included in rental and related revenues on the Consolidated Statements of Operations.

(4) The three and six months ended June 30, 2024 and 2023 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2024	2023	2024	2023
FFO as Adjusted applicable to common shares	$ 315,639	$ 249,202	$ 590,919	$ 478,741
Stock-based compensation amortization expense	4,814	4,245	8,180	7,532
Amortization of deferred financing costs and debt discounts (premiums)	7,317	2,954	11,840	5,774
Straight-line rents[1]	(10,453)	(4,683)	(22,545)	(5,431)
AFFO capital expenditures	(35,718)	(19,444)	(53,235)	(42,233)
Deferred income taxes	1,021	(242)	1,745	(503)
Amortization of above (below) market lease intangibles, net	(8,086)	(8,838)	(15,437)	(14,641)
Other AFFO adjustments	(2,169)	(2,339)	(3,667)	(730)
AFFO applicable to common shares	272,365	220,855	517,800	428,509
Distributions on dilutive convertible units and other	4,582	2,342	6,799	4,686
Diluted AFFO applicable to common shares	**$ 276,947**	**$ 223,197**	**$ 524,599**	**$ 433,195**
Diluted AFFO per common share	**$ 0.39**	**$ 0.40**	**$ 0.79**	**$ 0.78**
Weighted average shares outstanding - Diluted AFFO	717,797	554,584	663,975	554,494

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(1) The six months ended June 30, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This activity is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.